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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,692,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,891,820

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,891,820

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.0%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,692,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,891,820

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,891,820

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.0%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,136,502

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

23,136,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,136,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1.	Security and Issuer.

The name of the issuer is The St. Joe Company (the "Issuer").  The address of the Issuer's offices is 133 South WaterSound Parkway WaterSound, Florida 32413.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), The Fairholme Fund, a series of Fairholme Funds, Inc., a Maryland investment company (the "Fund") and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Fund and the advisory accounts over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Subject to the Standstill Agreement described in Item 6, the Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Subject to the Standstill Agreement described in Item 6, the Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Subject to the Standstill Agreement described in Item 6, the Reporting Persons further reserve the right to pursue a strategic alliance with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 26,891,820 Shares (29.0%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (24.9%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 26,891,820 Shares (29.0%) of the Issuer, based upon the 92,701,304 Shares outstanding as of July 28, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 24,692,602 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 24,692,602 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 26,891,820 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 26,891,820 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the 60 days prior to the date of this filing by the Reporting Persons are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 6, 2009, the Fund and Fairholme (collectively, the "Fairholme Parties") entered into an agreement with the Issuer (the "Standstill Agreement") permitting the Fairholme Parties to acquire beneficial ownership of up to 30% of the Issuer's outstanding common stock if the Fairholme Parties acquire 20% or more within two years.

A copy of the Standstill Agreement is attached as Exhibit C.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit B.

Exhibit C	The Standstill Agreement dated as of April 6, 2009 is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2010
(Date)

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.
By: /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D dated October 14, 2010 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz

Exhibit B

Transaction	Date	Shares	Price

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

Sale	8/17/2010	2,300	$25.84

Sale	8/25/2010	9,200	$24.27

Sale	9/15/2010	4,100	$24.70

(1)	10/5/2010	16,600	(1)

Purchase	10/13/2010	35,600	$22.01

Fairholme Funds, Inc.

Purchase	10/13/2010	100,000	$22.21

(1)  These shares were held in a managed account by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated.  Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.

Exhibit C

April 6, 2009

The St. Joe Company
245 Riverside Avenue

Suite 500
Jacksonville, Florida 32202

Attn:           Wm. Britton Greene, President and Chief Executive Officer

Ladies and Gentlemen:

In consideration for The St. Joe Company (the "Company") and its Board of Directors consenting to our acquisition of additional shares of common stock, no par value, of the Company ("Common Stock"), Fairholme Funds, Inc. and Fairholme Capital Management, L.L.C. (collectively, "we" or "Fairholme") agrees as follows:

1.           Fairholme agrees that, for the duration of the Standstill Period (as defined below), without the prior written approval of a majority of the Independent Directors (as defined below), Fairholme and its Affiliates (as defined below) will not, and Fairholme shall cause it and its Affiliates and their respective directors and officers (together, the "Restricted Persons"), not to, directly or indirectly: (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, any merger or other business combination, recapitalization, or restructuring or by any other means, any material portion of the assets or properties or any material business of the Company or any of its subsidiaries or beneficial ownership of any securities (other than the purchase of common stock, no par value, of the Company ("Common Stock") to the extent permitted pursuant to Paragraph 2 of this letter agreement), including any rights or options to acquire such ownership; (ii) seek or propose to influence or advise (other than contacts with officers or directors of the Company), change or control the management, the Board of Directors, governing instruments or policies or affairs of the Company, including, without limitation, by means of a "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)), calling a special shareholders' meeting or participating in or executing a stockholder action by written consent, contacting any person (other than an officer or director of the Company) relating to any of the matters set forth in this letter agreement or any transaction involving the Company (other than in a transaction in the ordinary course of business of the Company) or seeking to influence, advise or direct the vote of any holder of voting securities of the Company (other than an officer or director of Fairholme or its Affiliates); (iii) make public the fact that Fairholme has made a request to amend or waive this provision or any other provision of this letter agreement; (iv) make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any of the matters set forth in this letter agreement except to disclose the existence of this letter agreement in order to comply with any required regulatory filings; it being understood that Fairholme may communicate with its shareholders and account holders in the ordinary course of business so long as such disclosures are not inconsistent with the provisions hereof; or (v) directly or indirectly enter into any agreements or understandings or otherwise form a group (within the meaning of Section 13(d)(3) of the Exchange Act) with any other person, other than the Company, with respect to any of the foregoing activities. The "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute. The term "Affiliate" shall have the meanings set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; provided, that for purposes hereof with respect to Fairholme, such term shall not include any account for whom the Restricted Persons are not required to include as beneficially owned by any Restricted Person in accordance with Rule 13d-3 promulgated pursuant to the Exchange Act) and that no entity shall be deemed an Affiliate of Fairholme or any Restricted Person solely by virtue of the fact that Fairholme has a single nominee on such entity's board of directors. Fairholme agrees that, for the duration of the Standstill Period, it shall cause all shares beneficially owned by any Restricted Person and for which such person has proxy voting authority to be present at any meeting of stockholders of the Company, either in person or by proxy, for purposes of a quorum.

2.           Fairholme agrees that, for the duration of the Standstill Period, without the prior written approval of a majority of the Independent Directors, the Restricted Persons will not acquire any additional shares of Common

Stock or the right or rights to acquire or vote additional voting securities of the Company or otherwise enter into an agreement or consummate any transaction if, as a result thereof, the Restricted Persons would have beneficial ownership equal to or in excess of thirty percent (30%) of the outstanding Common Stock. Notwithstanding the foregoing, the Restricted Persons may acquire additional shares of Common Stock or the right or rights to acquire or vote additional voting securities of the Company in the event any other person, entity or group that is not an Affiliate of the Restricted Persons (or in the case of a group, no Restricted Person is a member of such group) acquires thirty percent (30%) or more of the outstanding Common Stock, in which case Fairholme and its Affiliates shall then be permitted to acquire such number of additional shares of Common Stock that would permit it to beneficially own an aggregate amount of Common Stock having beneficial ownership equal to the beneficial ownership of such unaffiliated person, entity or group at the time of such acquisition by Fairholme.

3.           Fairholme agrees that, for the duration of the Standstill Period, without the prior written approval of a majority of the Independent Directors, the Restricted Persons shall not enter into any short sale, purchase any put options or otherwise enter into any transaction designed to hedge or swap the risk of ownership of the Company's Common Stock.

4.           The Company shall furnish Fairholme with Board resolutions that would permit Fairholme to acquire under Section 902 of the Florida Business Corporation Act beneficial ownership, including voting rights, of more than one-fifth (but not more than 30%) of the voting power of the outstanding shares of the Company prior to the Threshold Date, provided that such Board resolutions will cease to be effective on the date the Restricted Persons no longer beneficially own at least 20% of the outstanding Common Stock for a continuous period longer than 6 months. Fairholme shall promptly, and in any event within 3 business days, notify the Company whenever any Restricted Person becomes or ceases to be the beneficial owner of at least 20% of the outstanding shares of Common Stock.

5.           The restrictions and agreements made by Fairholme contained in Paragraphs 1 and 2 above shall also terminate upon the earliest to occur of: (i) the end of a continuous period longer than six months during which the Restricted Persons beneficially own in the aggregate less than 10% of the outstanding Common Stock; (ii) the Company's breach of any provision of this letter agreement, which breach shall continue uncured for more than 30 days after receiving notice of such breach from Fairholme (but any such breach hereof by the Company shall not relieve the Company of the restrictions and agreements made by it herein); (iii) the acquisition by any person or "group" that is not an Affiliate of Fairholme (and no Restricted Person is a member of such group) of more than 30% of the outstanding Common Stock or any other class of voting equity securities of the Company; (iv) the date on which the Company shall have entered into any merger or other business combination pursuant to which the Company or all or substantially all of it assets or properties will be merged with or acquired by an entity other than merger or business combination with a wholly-owned subsidiary; (v) a majority of the members of the Board of Directors of the Company (the "Board") cease to be persons who either (a) were a member of the Board on the date hereof or (b) were nominated for election or elected to the Board with the affirmative vote of a majority of the persons who were members of such Board at the time of such nomination or election (such members of the Board who do not meet the criteria in subparagraph (a) or (b), "Non-Continuing Directors"), provided, however, that in each case, no Restricted Person either affirmatively voted for the election of any such Non-Continuing Directors or abstained from voting in the election of any such Non-Continuing Directors and each Restricted Person is not otherwise in violation of the terms of this Agreement; (vi) the Company is the subject of a tender or exchange offer commenced by any person or entity who is not an Affiliate of a Restricted Person which, if consummated, would result in the acquisition of beneficial ownership by such person or entity of Company securities having 30% or more than the aggregate voting power of all then-outstanding classes and series of Company securities and the Company shall have failed to expressly recommend to its stockholders the rejection of such tender or exchange offer in accordance with Rule 14e-2(a)(1) under the Exchange Act within 10 business days after such tender or exchange offer is first published or sent or given as provided in such Rule; or (vii) the Company (a) commences, consents to or acquiesces in, or is otherwise subject to any bankruptcy, reorganization, debt arrangement, dissolution, liquidation or other case or proceeding under any state or federal bankruptcy or insolvency law, (b) applies for, consents to, or acquiesces in, the appointment of a trustee, receiver or other custodian for the Company or substantial part of its property, or makes a general assignment for the benefit of creditors, under any state or federal bankruptcy or insolvency law, (c) has a trustee, receiver, or other custodian appointed for the Company or any substantial part of the Company's property under any state or federal bankruptcy or insolvency law, or (d) has a bankruptcy, reorganization, debt arrangement, or other case or proceeding under any state or federal bankruptcy or insolvency law, that is involuntarily commenced against or in respect of the Company and which shall not have been dismissed within 30 days following the commencement thereof.

6.           The parties hereto acknowledge and agree that money damages would not be a sufficient remedy for any breach or threatened breach of any provision of this letter agreement, and that in addition to all other remedies which we or the Company may have, each of the parties hereto will be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach, without the necessity of posting any bond.

7.           It is understood and agreed that no failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

8.           The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

9.           This letter agreement, including, without limitation, the provisions of this Paragraph 9, may not be amended, modified, terminated or waived, in whole or in part, except upon the prior written approval of a majority of the Independent Directors and by a separate writing signed by the Company and Fairholme expressly so amending, modifying, terminating or waiving such agreement or any part hereof. Any such amendment, modification, termination or waiver of this letter agreement or any part hereof made without the prior written approval of the Independent Directors shall be void and of no legal effect.

10.           This letter agreement may be executed in two or more counterparts (including by means of facsimile), each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Receipt of an executed signature page to this letter agreement by facsimile or other electronic transmission shall constitute effective delivery thereof. Electronic records of this executed letter agreement shall be deemed to be originals thereof.

11.           Each party agrees and consents to personal jurisdiction and service of process and exclusive venue in the federal district court for Miami-Dade County in the Southern District of Florida, or in the state court in Miami-Dade County in the State of Florida, for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, without regards to its conflicts of law principles.

12.           The "Standstill Period" means the period beginning on the date hereof and ending on the second anniversary of the date hereof (the "Threshold Date"); provided that if prior to the Threshold Date the Restricted Persons acquire beneficial ownership equal to in excess of twenty percent (20%) of the outstanding Common Stock, the Standstill Period will continue until and end on the third anniversary of the date of this Agreement. The term "person" as used in this letter agreement shall be broadly interpreted to include, without limitation, the media and any corporation, company, group, partnership, trust, governmental entity or individual. "Independent Directors" means, as of any date of determination, any person who (i) was a member of the Board on the date hereof or (ii) was nominated for election or elected to the Board with the affirmative vote of a majority of the Independent Directors who were members of the Board at the time of such nomination or election and who has no material direct or indirect financial interest in or with respect to any Restricted Person. The terms "beneficial ownership" and "beneficially owned" shall have the meanings ascribed to such terms under Section 13(d) of the Exchange Act and the rules and regulations of the SEC thereunder and the term "beneficially own" shall have the corresponding definition.

Signatures to follow

Very truly yours,
Fairholme Funds, Inc.
By: /s/ Bruce Berkowitz
Name: Bruce Berkowitz
Title: President

Fairholme Capital Management, L.L.C.

By: /s/ Bruce Berkowitz
Name: Bruce Berkowitz
Title: Managing Member

Confirmed and agreed to as of the date first written above:

The St. Joe Company

By: /s/ Wm. Britton Greene
Name: Wm. Britton Greene
Title: President and Chief Executive Officer

SK 22146 0001 1138270